

Mail Stop 3561

October 28, 2016

<u>Via E-mail</u>
Richard Shearer
Chief Executive Officer
Emerge Energy Services LP
180 State Street, Suite 225
Southlake, Texas 76092

      Re: **Emerge Energy Services LP**
              Registration Statement on Form S-1
              Filed October 25, 2016
              File No. 333-214237

Dear Mr. Shearer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Killoy at (202) 551-7576 with any questions.

                  Sincerely,

                  /s/ James Lopez (for)

                  John Reynolds
                  Assistant Director
                  Office of Beverages, Apparel
                  and Mining

cc: Ryan J. Maierson, Esq.
        Latham & Watkins LLP